UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Applied Genetic Technologies Corp.
File Nos. 333-193309 and 001-36370

CF#34687

Applied Genetic Technologies Corp. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on January 10, 2014 and Form 10-K filed on September 10, 2015.

Based on representations by Applied Genetic Technologies Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.5	S-1	1/10/14	through January 10, 2020
10.6	S-1	1/10/14	through January 10, 2020
10.7	S-1	1/10/14	through January 10, 2020
10.8	S-1	1/10/14	through January 10, 2020
10.9	S-1	1/10/14	through January 10, 2020
10.10	S-1	1/10/14	through January 10, 2020
10.11	S-1	1/10/14	through January 10, 2020
10.25	S-1	1/10/14	through January 10, 2020
10.26	S-1	1/10/14	through January 10, 2020
10.10	10-K	9/10/15	through January 10, 2020
10.11	10-K	9/10/15	through January 10, 2020
10.12	10-K	9/10/15	through January 10, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary